Exhibit 3.28

OPERATING AGREEMENT

OF

WATTENBERG HOLDING, LLC

This Operating Agreement (this “Agreement”) of Wattenberg Holding, LLC, an Oklahoma limited liability company (the “Company”), dated as of February 13, 2015, is made by and between Rose Rock Midstream Operating, LLC (the “Member”), as the sole member of the Company, and the Company. This Agreement amends and restates in its entirety the Operating Agreement of the Company dated as of May 1, 2012.

The parties hereby adopt this Agreement as the operating agreement of the Company:

1. Formation. The Member hereby confirms and ratifies the formation of the Company pursuant to the filing of the Articles of Organization of Wattenberg Holding, LLC (the “Articles of Organization”) with the Secretary of State of the State of Oklahoma on May 1, 2012. The Interest (as hereinafter defined) of the Member, and the rights and obligations of the Member with respect thereto, are subject to this Agreement and to the provisions of the Oklahoma Limited Liability Company Act, as amended (the “Act”). As used herein, the term “Interest” shall mean a membership interest in the Company as provided in this Agreement and under the Act and includes any and all rights and benefits to which the holder thereof may be provided under this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

2. Purpose. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act.

3. Management. The business and affairs of the Company shall be managed and governed in all respects by one Manager (the “Manager”). The Manager shall be appointed by, and shall be subject to removal by, the Member. The Manager as of the date hereof shall be Rose Rock Midstream Operating, LLC. The Manager shall, in its sole discretion and without the need for any approval, execute agreements, contracts and other instruments on behalf of the Company, incur and/or guaranty debt on behalf of the Company, grant liens on the Company’s assets and sell and/or purchase Company assets.

4. Liability of Member. Except as otherwise provided in the Act, the Member shall not be personally liable for any debt, obligation or liability of the Company, whether arising in contract or otherwise, by reason of being a member of the Company. Failure to observe formalities or requirements of this Agreement, the Articles of Organization, or the Act shall not be grounds for imposing personal liability on the Member for the liabilities of the Company.

5. Interest; Capital Contribution. The Member shall hold all of the Interest. The Member is admitted as the sole member of the Company without making a capital contribution in exchange for the Interest. The Member may, but shall be under no obligation to, contribute amounts to the capital of the Company from time to time. The Company may not issue any additional Interest to any third party.

6. Transfers. The Member may at any time and from time to time transfer all or any portion of, or rights in, the Interest. If the Member transfers all of the Interest, the transferee shall automatically be admitted to the Company as a member, provided that the transferee executes and delivers to the Company a counterpart of this Agreement.

7. Distributions. Distributions shall be made by the Company to the Member in such amounts and at such times as the Manager may determine from time to time; provided, however, that no distributions shall be made pursuant to this Section 7 to the extent that, after the distribution is made, the liabilities of the Company (other than liabilities for which recourse of creditors is limited to specific assets of the Company) would exceed the Manager’s good faith determination of the fair market value of the Company’s assets (net of any liabilities to which those assets may be subject). Notwithstanding the foregoing, distributions in liquidation of the Company shall be made in the manner set forth in Section 8 hereof.

8. Dissolution of the Company. Upon the approval of the Member to dissolve the Company, the Company shall be dissolved and liquidated in accordance with the provisions of this Section 8 and applicable law. At the time the Company is dissolved and liquidated, the business and affairs of the Company shall be wound up and liquidated by a liquidating trustee to be appointed by the Member (the “Liquidator”) as expeditiously as business circumstances will permit in an orderly and business-like manner and in accordance with applicable law. Unless instructed by the Member to distribute assets owned by the Company in kind to the Member after the satisfaction of the items set forth in clauses (a)-(c) below, to the extent feasible, the assets of the Company shall be sold or otherwise reduced to cash, and distributed, except as otherwise provided by law, in the following manner and order: (a) to the payment of the expenses of the winding-up, liquidation and dissolution of the Company; (b) to pay all creditors of the Company, other than the Member, either by the payment thereof or the making of reasonable provision therefor; and (c) to establish reserves, in amounts established by the Liquidator, to meet other liabilities of the Company. The remaining assets of the Company shall be distributed to the Member.

9. Indemnity. No Member or Manager of the Company shall be liable in damages to the Member or the Company for any act or omission to act if such conduct does not constitute willful misconduct, recklessness, a breach of loyalty, lack of good faith, knowing violation of law, or a transaction from which he or she derived an improper personal benefit. In any action or proceeding in which any Member or Manager is a party by virtue of his or her status as a Member or Manager, the Company shall, solely from Company assets, indemnify the Member or Manager against all liabilities incurred by him or her in connection therewith, so long as his or her act or omission does not constitute willful misconduct, recklessness, a breach of loyalty, lack of good faith, knowing violation of law, or a transaction from which such person derived an improper personal benefit. These indemnification rights shall be in addition to any other rights and remedies to which the Member or Manager shall be entitled.

10. Entire Agreement; Amendments. This Agreement sets forth the entire operating agreement of the Company. This Agreement may be modified or amended by written instrument referring to this Agreement and executed by the Member and the Company.

11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma.

IN WITNESS WHEREOF, the Member has executed this Agreement as of the day first above written.

MEMBER:	COMPANY:

WATTENBERG HOLDING, LLC

ROSE ROCK MIDSTREAM OPERATING, LLC	ROSE ROCK MIDSTREAM OPERATING, LLC, Manager

By:	/s/ Candice L. Cheeseman	By:	/s/ Candice L. Cheeseman

Name:	Candice L. Cheeseman	Name:	Candice L. Cheeseman
Title:	General Counsel and Secretary	Title:	General Counsel and Secretary

3